April 22, 2008

Via EDGAR

Mr. Larry Spirgel

Assistant Director

Mail Stop 3720

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	The Dun and Bradstreet Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 25, 2008
File No. 1-15967

Dear Mr. Spirgel:

We are writing to respond to the comment set forth in the comment letter of the Staff of the Securities and Exchange Commission (the “Staff”), dated April 10, 2008, relating to the above referenced document.

For your convenience, we have reproduced the Staff’s comment in this letter using bold text.

Comment:

Note 3. Impact of Implementation of the Blueprint for Growth Strategy, page 79

1.	We note that you accounted for the restructuring charges recorded in connection with your Financial Flexibility programs in 2003, 2004, 2005, 2006 and 2007 in accordance with SFAS No. 146. Statement 146 applies to termination benefits provided to current employees that are involuntarily terminated under the terms of a benefit arrangement that, in substance, is not an ongoing benefit arrangement. Specifically, note 7 states that “Absent evidence to the contrary, an ongoing benefit arrangement is presumed to exist if an entity has a past practice of providing similar termination benefits.” Please tell us in detail how evaluated the employee severance and termination benefits under your Financial Flexibility program in assessing whether these are a one-time benefits or part of an on-going arrangement.

Response:

In response to the Staff’s comment, the Company’s management advises the Staff that the Company has historically accounted for restructuring charges in connection with our Financial Flexibility Programs (“FFP”) in 2003, 2004, 2005, 2006 and 2007 in accordance with Statement of Financial Accounting Standards No. 146 (“SFAS No. 146”). As a result of the factors impacting the benefit arrangements and awards process, there was not an ongoing plan establishing a mutual understanding of the benefits to be received. Accordingly, the benefits arrangements awarded under these FFP programs represented one-time benefit arrangements. We have again reviewed SFAS No. 146, and specifically how it relates to Note 7 thereto considering the Staff’s comment, and concluded that SFAS No. 146 is the appropriate guidance to account for our restructuring charges during the time periods referenced by the Staff for the years 2003 through 2007 and respectfully advise the Staff that we do not believe there is a need to amend any of our prior periodic filings.

In addition, effective January 1, 2008, in an effort to increase consistency in benefit arrangements and transparency in the process, the Company made changes to its Career Transition Plan (“CTP”). The new CTP plan provides for benefits solely based on past years of service and all future benefits will be paid in accordance with this plan. Based upon the change in the facts and circumstances under which employees will be provided with involuntary termination benefits, effective January 1, 2008, we will report severance charges related to our 2008 FFP in accordance with Statement of Financial Accounting Standards No. 112 (“SFAS No. 112”) and appropriately disclose in our Quarterly Report of Form 10-Q for the period ending March 31, 2008.

2/5

Application of relevant provisions of SFAS No. 146 to our historical FFP charges:

The Company’s historical FFP have varied in the nature and extent of activities, including but not limited to sales force efficiencies (2007), standardizing and consolidating customer service teams and processes to increase productivity and capacity utilization (2006), leveraging current outsourcing partners and vendors to drive quality and cost efficiencies primarily in the area of technology business process and management simplifications (2005), re-engineering business operations in our international segment (2004) and consolidating data operations (2003). As such, there has been no recurring pattern associated with these activities, the geographic impact has not been consistent and the amounts have fluctuated widely over the periods referenced. Each historical FFP was discrete and the underlying themes evaluated in determining actions to be taken and employees to be involuntarily terminated under such FFP’s were independent of prior FFP actions.

Termination benefits were based upon a number of factors, including individual specific and subjective elements, and were not based on a pre-determined formula (e.g. based on past years of services), including at the more senior management levels. The termination benefits were influenced by the nature of the FFP activity which varied greatly as highlighted above, the individual’s position within the company, current salary, past performance and geographic location. An individual’s ability to negotiate also impacted the level of benefits to be received. Furthermore, in almost all instances the benefit arrangement discussions were conducted on an individual basis. As such, individuals in similar positions may receive different awards. Due to the individualized process, there was also not a widespread understanding of benefits arrangements awarded as part of the FFP and such arrangements were not understood individually until communication.

Based on the foregoing, the Company believes that severance charges incurred in connection with the FFP’s for 2003 through 2007 were appropriately accounted for as separate one-time benefit arrangements under SFAS No. 146.

3/5

Application of relevant provisions of SFAS No. 112 to our 2008 FFP charges:

Effective January 1, 2008, in an effort to increase consistency in benefit arrangements and transparency to the process, the Company amended its CTP for involuntary termination benefits. The new CTP plan, unlike the prior arrangements provides for benefits solely based on past years of service and salary, with distinctions being made at five years and ten years or more of service. There will be no other factors or ability to negotiate individualized terms and conditions.

Based upon the terms of the new plan, management evaluated the application of SFAS No. 146 to its 2008 FFP and has concluded that restructuring severance charges arising from the Company’s 2008 FFP unlike prior restructurings, will be accounted for under SFAS No. 112.

We further acknowledge that:

•	The Company is responsible for the adequacy and accuracy of its disclosure in its filings with the Securities and Exchange Commission;

•	Staff comments or changes to such disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to such filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

4/5

Upon review of the foregoing, please feel free to contact me if you have any further questions or require additional information.

Sincerely,

/s/ Anastasios G. Konidaris

Anastasios G. Konidaris

Senior Vice President and

Chief Financial Officer

cc:	Steven Alesio
Chairman and Chief Executive Officer
Dun & Bradstreet Corporation

Jeffrey S. Hurwitz

Senior Vice President, General Counsel and Corporate Secretary

Dun & Bradstreet Corporation

Anthony Pietrontone, Jr.

Principal Accounting Officer

Dun & Bradstreet Corporation

Kenneth Sharkey

Partner

PricewaterhouseCoopers LLP

Stephen T. Giove

Partner

Shearman & Sterling LLP

Christy Adams

Securities and Exchange Commission

Terry French

Securities and Exchange Commission

5/5